ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2002, 2001 AND 2000

(Expressed in Canadian Dollars)




ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
Expressed in Canadian dollars)

                                                                               As at October 31
                                                                 ----------------------------------------
                                                 note                       2002                    2001
---------------------------------------------------------------------------------------------------------
Assets

Current assets
   Cash and equivalents                                        $       3,005,236       $       2,107,921
   Amounts receivable                              4                     310,423                 378,062
   Prepaid expenses                                                       53,035                  30,512
---------------------------------------------------------------------------------------------------------
                                                                       3,368,694               2,516,495

Amounts receivable                                 4                     119,285                 116,000
Equipment                                          5                      37,627                  55,826
Mineral property interests                         6                   4,200,000               4,200,001
---------------------------------------------------------------------------------------------------------
                                                               $       7,725,606       $       6,888,322
=========================================================================================================


Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities       8(b)          $         92,114      $         230,305
---------------------------------------------------------------------------------------------------------

Shareholders' equity
   Share capital                                   7                  20,048,474              16,708,903
   Deficit                                                           (12,414,982)            (10,050,886)
---------------------------------------------------------------------------------------------------------
                                                                       7,633,492               6,658,017

Continuing operations                              1
Subsequent events                                 7,12

---------------------------------------------------------------------------------------------------------
                                                               $       7,725,606      $        6,888,322
=========================================================================================================


See accompanying notes to consolidated financial statements


Approved by the Board of Directors

/s/ Ronald W. Thiessen                                    /s/ Jeffrey R. Mason

Ronald W. Thiessen                                       Jeffrey R. Mason
Director                                                          Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

                                                                          Years ended October 31
                                                         --------------------------------------------------------
                                                 note               2002                2001                2000
-----------------------------------------------------------------------------------------------------------------
Revenue
   Interest                                              $        38,341    $         40,982    $         48,783
-----------------------------------------------------------------------------------------------------------------

Expenses
   Conference and travel                                         119,392              75,990              62,943
   Consulting                                                    193,902              23,785              19,893
   Depreciation                                                    1,461               1,345               4,289
   Exploration (statement)                                       976,087           1,444,583           3,511,612
   Foreign exchange (gain)                                       (23,740)                  0                   0
   Legal, accounting and audit                                    82,253              68,922              74,447
   Office and administration                                      73,039              29,854              29,020
   Property investigations                                             0              30,025              19,576
   Salaries and benefits                                         459,249             135,224              99,443
   Shareholders communications                                   500,039              42,055              48,085
   Trust and filing                                               20,755              27,071               7,430
-----------------------------------------------------------------------------------------------------------------
                                                               2,402,437           1,878,854           3,876,738

-----------------------------------------------------------------------------------------------------------------
Loss for the year                                       $     (2,364,096)   $     (1,837,872)   $     (3,827,955)
=================================================================================================================

Loss per share                                    2(g)  $          (0.08)   $         (0.11)    $          (0.29)
=================================================================================================================

Weighted average number of shares outstanding                 28,901,132          16,756,330          13,420,750
=================================================================================================================

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

                                                                           Years ended October 31
                                                         --------------------------------------------------------
                                                                    2002                2001                2000
-----------------------------------------------------------------------------------------------------------------
Deficit, beginning of year                              $    (10,050,886)   $     (8,213,014)   $     (4,385,059)
Loss for the year                                             (2,364,096)         (1,837,872)         (3,827,955)
-----------------------------------------------------------------------------------------------------------------
Deficit, end of year                                    $    (12,414,982)   $    (10,050,886)   $     (8,213,014)
=================================================================================================================

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Exploration Expenses
(Expressed in Canadian Dollars)

                                                                          Years ended October 31
                                                         --------------------------------------------------------
                                                                    2002                2001                2000
-----------------------------------------------------------------------------------------------------------------
Assays and analysis                                     $         33,768    $         18,404     $       357,588
Drilling                                                          55,446                   0             392,999
Engineering                                                      159,584              83,332             338,883
Environmental and socioeconomic                                   42,701              38,409              41,061
Exploration advances                                                   0                   0              87,674
Geological and consulting                                        425,225             128,935             882,064
Graphics                                                          65,124              43,813             149,368
Property fees and assessments                                     39,143             347,038             384,409
Site activities                                                  100,914             681,102             607,202
Transportation                                                    54,182             103,550             270,364
-----------------------------------------------------------------------------------------------------------------
Incurred during the year, to statement of operations             976,087           1,444,583           3,511,612
Cumulative expenditures, beginning of year                     5,041,201           3,596,618              85,006
-----------------------------------------------------------------------------------------------------------------
Cumulative expenditures, end of year                    $      6,017,288    $      5,041,201     $     3,596,618
=================================================================================================================

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
Years ended October 31, 2002, 2001, and 2000
(Expressed in Canadian dollars)

1.   Continuing operations

     The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, Mexico and the Republic of South Africa and is currently focusing its attention on the Platreef Property, located on the Bushveld Complex in South Africa (note 6).

     As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

     These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.


2.   Basis of presentation and principles of consolidation

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

     The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited ("Plateau") located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.


3.   Significant accounting policies

     Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

     Equipment

     Equipment  is carried at cost less accumulated depreciation.
     Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

     Mineral property interests

     Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

     Share capital

     Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

     No  expense  is  recorded when share  purchase  warrants  or
     options   are   issued  for  services  rendered   or   other
     consideration.

     Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

     Loss per share

     Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

     Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

     Fair value of financial instruments

     The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

     Translation of foreign currencies

     All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

     Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation of equipment. Actual results could differ from these estimates.

     Comparative figures

     Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.


4.   Amounts receivable

     Amounts receivable comprise the following:

                                                            Years ended October 31
                                                          -------------------------
                                                               2002           2001
     ------------------------------------------------------------------------------
     Employee expense advances                            $   1,589       $ 20,531
     Farallon Resources Ltd. (note 8)                            -          52,439
     Hunter Dickinson Inc., and subsidiaries (note 8)        10,637         54,716
     Mainland Exploration Limited Partnership (note 8)      242,516        223,535
     Value-added tax rebates, net of non-current
       portion of $119,285 (2001 - $116,000)                 55,681         26,841
     ------------------------------------------------------------------------------
                                                          $ 310,423     $  378,062
     ==============================================================================


5.   Equipment

                             October 31, 2002                       October 31, 2001
                    --------------------------------      -------------------------------
                                                 Net                                  Net
                             Accumulated        Book                Accumulated      Book
                        Cost     Deprecn       Value          Cost      Deprecn     Value
     ------------------------------------------------   ----------------------------------
     Office         $ 30,421    $ 24,321    $  6,100      $ 28,033     $ 15,761  $ 12,272
     Vehicles         68,769      37,242      31,527        68,769       25,215    43,554
     ------------------------------------------------   ----------------------------------
                    $ 99,190    $ 61,563    $ 37,627      $ 96,802     $ 40,976  $ 55,826
     ================================================   ==================================


6.   Mineral property interests


     Mineral Property Acquisition Costs
                                                     Years ended October 31
                                                   -------------------------
                                                          2002         2001
     -----------------------------------------------------------------------
     Platreef Property, South Africa
        Balance, beginning of the year             $ 4,200,000  $        -
        Incurred during the year                            -     4,200,000
        --------------------------------------------------------------------
        Balance, end of the year                     4,200,000    4,200,000

     La Dicha Property, Mexico                              -             1
     -----------------------------------------------------------------------
                                                   $ 4,200,000  $ 4,200,001
     =======================================================================

     See Consolidated Statements of Exploration Expenses.

     (a)   Platreef Property, Bushveld Complex, Republic of South
     Africa

     In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s
     ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Bushveld Complex in South Africa.

     Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

     The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeded with investments in Plateau. In addition, during fiscal year 2000, a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition. To October 31, 2002, 378,500 shares had been issued to Gladiator under this agreement.

     On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Pty) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (141,667 shares issued to October 31, 2002, with an additional 125,000 shares issued subsequent to the year end, on November 1, 2002) and aggregate cash payments of US$350,000 (of which US$19,750 has been paid) and Cdn$15,000 (which has been paid).

     On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. Until the earlier of August 28, 2003 or the date on which Pinnacle ceased to hold at least 20% of Anooraq's outstanding common shares, which occurred in fiscal 2002, these shares were subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allowed the Company to re-purchase up to 350,000 shares per calendar quarter to a maximum of 700,000 shares per calendar year. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003.

     In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

     On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of
     Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in Anooraq's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must spend a minimum of Cdn$750,000 in each of the ensuing two years (completed year 1 obligation) to obtain the right to form a 50:50 joint venture with Plateau on Rietfontein. As a further condition of the agreement, an AML affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing (note 7(f)). A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction, pending TSXV approval upon receipt of adequate project expenditure documentation from AML.

     In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

     On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo Platinum Corporation ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one, ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

     (b)  La Dicha Property, Mexico

     During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the year and accordingly, were expensed in the current year.

7.   Share capital

     (a)  Authorized share capital

     The   Company's   authorized  share  capital   consists   of
     100,000,000 common shares without par value.

     (b)  Issued share capital

     Common shares issued and outstanding

                                                               Number
                                                                   of         Dollar
                                                 Price         Shares         Amount
     --------------------------------------------------------------------------------
     Balance, October 31, 2000                             14,182,413   $  8,897,689
     Issued during fiscal 2001
        Share purchase options exercised        $ 0.43         14,000          6,020
        Share purchase options exercised        $ 0.50          2,000          1,000
        Share purchase options exercised        $ 0.50        490,000        254,800
        Warrants exercised                      $ 0.85         82,000         69,700
        Private placement, net of issue costs   $ 0.65      4,797,800      3,024,694
        Shares issued for property acquisition  $ 0.56      7,500,000      4,200,000
        Shares issued for property option       $ 0.75        141,667        106,250
        Shares issued for property assignment   $ 0.85        175,000        148,750
     --------------------------------------------------------------------------------
     Balance, October 31, 2001                             27,384,880   $ 16,708,903
     Issued during 2002
        Share purchase options exercised        $ 0.50         14,500          7,250
        Share purchase options exercised        $ 0.60          7,000          4,200
        Warrants exercised                      $ 0.70      4,482,800      3,137,960
        Private placement, net of issue costs   $ 0.70        259,283        190,161
     --------------------------------------------------------------------------------
     Balance, October 31, 2002                             32,148,463   $ 20,048,474
     ================================================================================

     Subsequent  to October 31, 2002, the Company issued  125,000 common  shares  pursuant to the "Heads of"  Agreement  (note
     6(a)) and issued 4,000 common shares pursuant to the exercise of options.

     (c)  Share Incentive Plan

     Under the terms of the shareholder-approved Share Incentive Plan, the Company at October 31, 2002 had reserved up to 5,475,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

     As at October 31, 2002, 3,756,500 share purchase options were outstanding (of which 464,000 share purchase options had not yet vested with optionees), exercisable at prices ranging from $0.50 to $0.84 per share, as follows:

                                                 Number
                              Option                 of
          Expiry date          Price            options
          ----------------------------------------------
          December 6, 2002     $0.50             52,500 (1)
          February 12, 2003    $0.56              4,000 (2)
          March 9, 2003 (1)    $0.66             25,000
          June 11, 2003        $0.62             11,000
          September 11, 2003   $0.54             75,000
          October 30, 2003     $0.60          1,175,000
          November 21, 2003    $0.60            100,000
          October 29, 2004     $0.84          2,314,000
          ----------------------------------------------
                                              3,756,500
          ==============================================

             (1) Expired unexercised subsequent to year end.
             (2) On February 11, 2003,  4,000 options were exercised at $0.56.


     Option continuity schedule

                                                                         Contractual
                                              Weighted                      Weighted
                                               Average         Number        Average
                                              Exercise             of      Remaining
                                                 Price        Options     Life (yrs)
     --------------------------------------------------------------------------------
     Balance, October 31, 2000                  $ 0.83      1,493,000           1.00

     Granted                                    $ 0.59      1,398,000
     Expired or cancelled                       $ 0.63     (1,272,000)
     --------------------------------------------------------------------------------
     Balance, October 31, 2001                  $ 0.59      1,619,000           1.62
     Granted                                    $ 0.83      2,439,000
     Exercised                                  $ 0.53        (21,500)
     Expired or cancelled                       $ 0.59       (280,000)
     --------------------------------------------------------------------------------
     Balance, October 31,2002                   $ 0.75      3,756,500           1.59
     ================================================================================

     Subsequent to year end, on January 10, 2003, 856,000 options at a price of $0.48 were granted to employees, consultants, directors and officers of the Company.


     (d)  Share purchase warrants

     The continuity of share purchase warrants is as follows:

     Note Reference                          7(e)           7(f)           7(f)           6(a)
     Expiry date                      Dec 21 2003     Aug 3 2002    Dec 27 2003    Aug 28 2003
     Exercise price                         $0.85          $0.70          $0.88          $0.70          TOTAL
     ---------------------------------------------------------------------------------------------------------
     Balance, October 31, 2000          3,774,718             -              -              -       3,774,718
     Issued                                    -       4,797,800             -       4,500,000      9,297,800
     Exercised                            (82,000)            -              -              - 	      (82,000)
     ---------------------------------------------------------------------------------------------------------
     Balance, October 31, 2001          3,692,718      4,797,800             -       4,500,000     12,990,518
     Issued                                    -              -         259,283             -         259,283
     Exercised                                 -      (4,482,800)            -              -      (4,482,800)
     Expired                                   -        (315,000)            -              -        (315,000)
     ---------------------------------------------------------------------------------------------------------
     Balance, October 31, 2002          3,692,718             -         259,283      4,500,000      8,452,001
     =========================================================================================================

     (e)  Share purchase warrants

     On December 13, 2000, the Company extended the expiry date of 3,774,718 outstanding share purchase warrant, exercisable at $0.85 per share, from December 21, 2000 to December 21, 2001. The exercise price remained unchanged. On December 7, 2001, the Company extended the expiry date of the remaining outstanding warrants to December 21, 2002, with the exercise price unchanged at $0.85.

     Subsequent to the year end, on December 10, 2002, the Company extended the expiry date of these warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

     (f)  Equity financings

     On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002.

     During the current fiscal year, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

     On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32.


8.   Related party transactions

     Services rendered by:                                        Years ended October 31
                                                     ------------------------------------------
                                                Ref         2002           2001           2000
     ------------------------------------------------------------------------------------------
     Hunter Dickinson Inc.                      (a)  $ 1,143,295      $ 896,550    $ 1,225,659
     Hunter Dickinson Group Inc.                          58,296             -              -


     Balances receivable (payable):                           As at October 31
                                                     ---------------------------
                                                            2002           2001
     ---------------------------------------------------------------------------
     Hunter Dickinson Inc.                      (b)  $    10,637      $  54,716
     Mainland Exploration Limited Partnership   (c)      242,516        223,535
     Amarc Resources Ltd.                       (d)           -         (42,057)
     Farallon Resources Ltd.                    (d)           -          52,439


     (a) Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

     (b) The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

      (c) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company are also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Limited (Platreef Property - note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding.

     (d) Amarc Resources Ltd. and Farallon Resources Ltd. are public companies with certain directors in common with the Company. Balances with these companies are included in amounts receivable or accounts payable and accrued liabilities and have arisen primarily as a result of payments made in the normal course of business to common suppliers by one company on behalf of the other. These balances are non-interest bearing. The balances receivable (payable) to Amarc and Farallon were settled during the year.


9.   Income taxes

     As at October 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

     The   following   non-capital  losses,  approximately,   are
     available to reduce future taxable income:

       Expiry Date
       --------------------------------------------------------
       2003                                        $    205,000
       2004                                             292,000
       2005                                              70,000
       2006                                             300,000
       2007                                             247,000
       2008                                             829,000
       2009                                           1,400,000
       --------------------------------------------------------
       Total                                          3,343,000
       Capital loss carried forward                     931,000
       Excess  of  aggregate tax cost of equipment
         over net book value                            101,000
       --------------------------------------------------------
       Total losses and excess equipment tax costs
       available                                   $  4,375,000
       ========================================================


10.  Segmented information

     The  Company  operates  in  a  single  reportable  operating
     segment,   the  exploration  and  development   of   mineral
     properties.  Geographic segment disclosures are as follows:

                                                                     South
     2002                             Canada         Mexico         Africa          Total
     -------------------------------------------------------------------------------------
     Exploration expenditures    $        -      $       -     $   976,087    $   976,087
     Loss for the year            (1,408,153)        (6,789)      (949,154)    (2,364,096)
     Interest income                  37,780             -             561         38,341
     Total assets                  3,082,376        161,143      4,482,087      7,725,606
     Equipment                            -              -          37,627         37,627


                                                                     South
     2001                             Canada         Mexico         Africa          Total
     -------------------------------------------------------------------------------------
     Exploration expenditures    $        -              -       1,444,583      1,444,583
     Loss for the year              (253,698)       (21,224)    (1,562,950)    (1,837,872)
     Interest income                  39,760             -           1,222         40,982
     Total assets                  2,390,902        216,612      4,280,808      6,888,322
     Equipment                         1,460             -          54,366         55,826


                                                                     South
     2000                             Canada         Mexico         Africa          Total
     -------------------------------------------------------------------------------------
     Loss for the year           $  (255,139)   $   (61,204)   $(3,511,612)   $(3,827,955)
     Interest income                  37,108         11,675             -          48,783


11. Differences between Canadian and United States Generally Accepted Accounting Principles

     (a)  Mineral property costs

     The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

     (b)      Stock options

     Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized.

     The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25:
     Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

     Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the Canadian Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

     See note 7(c) for a summary of the changes in the Company's share options for the 2002 and 2001 fiscal years.


12.  Subsequent events

     Subsequent to the year end, the Company

     (a)  issued 125,000 common shares pursuant to the "Heads of"
             Agreement (note 6(a)),
     (b) issued 4,000 common shares pursuant to the exercise of options (note 7(b)),
     (c) granted 856,000 options to employees, consultants, directors and officers (note 7(c)), and
     (d)  cancelled 77,500 options which expired unexercised (note 7(c)).